MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2018

TABLE OF CONTENTS

2018 FIRST QUARTER PERFORMANCE HIGHLIGHTS	2

ABOUT DENISON	2

RESULTS OF OPERATIONS	4

Wheeler River Project	7
Exploration Pipeline Properties	12

OUTLOOK FOR 2018	21

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	24

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 2, 2018 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2018. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2017. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted. The audited consolidated financial statements and MD&A for the year ended December 31, 2017 were expressed in US dollars. See CHANGE IN SIGNIFICANT ACCOUNTING POLICIES below.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2018 FIRST QUARTER PERFORMANCE HIGHLIGHTS

■
Announced increase in mineral resources estimated for Wheeler River

On January 31, 2018, Denison announced an 88% increase in the Indicated Mineral Resources estimated for the Wheeler River project (63.3% Denison owned). The result was attributable to an increase in the estimated resources at the Gryphon deposit, which is estimated to include, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources. Together with the resources estimated for the Phoenix deposit, the Wheeler River project is now host to 132.1 million pounds U3O8 in total Indicated Mineral Resources – which will be used to support the Pre-Feasibility Study (‘PFS’) for the project, that was initiated in July 2016 and is expected to be completed during the second half of 2018. Following the resource update, Wheeler River retained and improved its standing as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin.

■
Discovered high-grade uranium northeast of Wheeler River’s Gryphon deposit

On April 18, 2018 Denison reported preliminary, radiometric equivalent uranium (‘eU3O8’) results from the Wheeler River winter 2018 diamond drilling program, which totalled 21,153 metres in 29 holes. High-grade uranium drill intercepts were obtained at the sub-Athabasca unconformity 600 metres and 1 kilometre to the northeast of the Gryphon deposit along the K-North trend. Results included 0.55% eU3O8 over 5.6 metres (including 2.3% eU3O8 over 1.0 metre) in drill hole WR-704, and 0.94% eU3O8 over 3.5 metres (including 2.7% eU3O8 over 1.0 metre) in drill hole WR-710D1..

■
Expanded the high-grade, basement-hosted, Huskie Zone on the Waterbury Lake property

On April 25, 2018, Denison reported assay results from the winter 2018 diamond drilling program on the Waterbury Lake project (64.22% Denison owned). The winter drilling program, totalling 9,794 metres in 19 holes, was focused on testing for extensions to the Huskie zone, which was discovered by Denison in July 2017. The program was highlighted by drill hole WAT18-452, which intersected 4.5% U3O8 over 6.0 metres (including 5.8% U3O8 over 4.5 metres) approximately 50 metres down-dip of the mineralization identified during 2017. The result from WAT18-452 suggests that mineralization at Huskie may be controlled by cross-cutting, northeast striking faults, interpreted to be associated with the regional Midwest structure, which presents additional targets for exploration during the summer of 2018.

■
Reported increase in mineral resources estimated for Midwest

On March 27, 2018 Denison reported an updated mineral resource estimate for the Midwest Main and Midwest A deposits located on the Midwest property (25.17% Denison owned), which is operated by Orano Canada Inc. (‘Orano Canada’). Inferred Mineral Resources for the property increased by 13.50 million pounds of U3O8 and currently total 18.2 million pounds of U3O8 (846,000 tonnes at 1.0% U3O8) above a cut-off grade of 0.1% U3O8. Indicated Mineral Resources for the property increased by 2.08 million pounds of U3O8 and currently total 50.78 million pounds of U3O8 (1,019,000 tonnes at 2.3% U3O8) above a cut-off grade of 0.1% U3O8.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American (formerly NYSE MKT) exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 353,000 hectares in the Athabasca Basin region, including 332,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 64.22% interest in the J Zone deposit and newly discovered Huskie zone on the Waterbury Lake property. Both the Midwest and J Zone deposits, as well as the Huskie zone, are located within 20 kilometres of the McClean Lake mill.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

Change in Presentation Currency

Effective January 1, 2018, Denison has changed its presentation currency to Canadian dollars (‘CAD’) from US dollars (‘USD’). This change in presentation currency was made to better reflect the Company’s business activities, which, following the divestiture of the Mongolian and African mining divisions in 2015 and 2016, are now solely focused in Canada, with the majority of the Company’s entities, including all of its operating entities, having the Canadian dollar as their functional currency. The consolidated financial statements, for all years presented, are shown in the new presentation currency. Historically, the results of the Canadian functional currency entities had been translated to the US dollar as follows:

●
The consolidated income statements and consolidated statements of comprehensive income were translated into the presentation currency using the average exchange rates prevailing during each reporting period.
●
Assets and liabilities on the consolidated statements of financial position were translated using the period-end exchange rates.
●
Shareholders’ equity balances were translated using historical rates based on rates in effect on the date of material transactions.

As a result of the change in presentation currency, the translation of the Canadian functional currency entities is no longer taking place and all amounts in this MD&A are expressed in Canadian dollars unless otherwise noted. The Company’s US dollar functional currency entities have been translated to the Canadian dollar in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates.

Adoption of IFRS 15, Revenue from Contracts with Customers (‘IFRS 15’) and IFRS 9, Financial Instruments (‘IFRS 9’)

Effective January 1, 2018, the Company adopted IFRS 15 and IFRS 9.

See SIGNIFICANT ACCOUNTING POLICIES and REVENUES below for further details.

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at March 31, 2018	As at December 31, 2017

Financial Position:
Cash and cash equivalents	$35,768	$3,636
Investment in debt instruments (GIC’s)	$-	$37,807
Cash, cash equivalents and GIC’s	$35,768	$41,443

Working capital	$33,958	$38,065
Property, plant and equipment	$248,088	$249,002
Total assets	$316,146	$326,300
Total long-term liabilities(1)	$82,730	$84,252

(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

	2018	2017	2017	2017
(in thousands, except for per share amounts)	Q1 CAD	Q4 CAD	Q3 CAD	Q2 CAD

Continuing Operations:
Total revenues	$3,573	$4,536	$3,753	$4,043
Net loss	$(6,968)	$(1,833)	$(7,627)	$(8,870)
Basic and diluted loss per share	$(0.01)	$-	$(0.01)	$(0.02)
Discontinued Operations:
Net loss	$-	$-	$-	$(109)
Basic and diluted loss per share	$-	$-	$-	$-

	2017	2016	2016	2016
(in thousands, except for per share amounts)	Q1 CAD	Q4 USD	Q3 USD	Q2 USD

Continuing Operations:
Total revenues	$3,735	$3,351	$3,489	$3,663
Net loss	$(1,124)	$(916)	$(2,506)	$(3,832)
Basic and diluted loss per share	$-	$-	$-	$(0.01)
Discontinued Operations:
Net profit (loss)	$-	$(9,082)	$9,050	$(450)
Basic and diluted profit (loss) per share	$-	$(0.01)	$0.01	$-

As noted above, effective January 1, 2018, the Company changed its presentation currency from USD to CAD. The consolidated financial statements for all periods starting on or after January 1, 2017 have been restated in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Financial results before January 1, 2017 have not been restated and are therefore presented in US dollars, as originally disclosed.

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues over the last several quarters have fluctuated due to the timing of uranium processing at the McClean Lake mill, as well as the impact of the toll milling financing transaction which closed in the first quarter of 2017.
●
Revenues from Denison Environmental Services fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first quarter and third quarter due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.
●
For those quarters presented in US dollars above, the variability is generally due to the reasons discussed above as well as the effect of fluctuations in the Canadian to US dollar exchange rate on results recorded in Canadian dollars and translated into US dollars for financial reporting purposes.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between the operator, Orano Canada, with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

MANAGEMENT’S DISCUSSION & ANALYSIS

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (collectively ‘APG’ and the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards.

The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such the upfront payment was accounted for as deferred revenue. The Company reflected payments made to APG of $3,520,000, representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and reduced the initial deferred revenue balance to $39,980,000.

Effective January 1, 2018, upon adoption of IFRS 15, the accounting policy for the toll milling deferred revenue arrangement has changed and the comparative period has been restated to reflect this change.

Under IFRS 15, the arrangement with APG is deemed to contain a significant financing component, as the cash consideration received upfront for future toll milling cash receipts provides Denison with a financing benefit. IFRS 15 requires that the amount of revenue recorded be adjusted, such that the revenue recognized over the life of the APG Arrangement will approximate the $39,980,000 cash payment received in advance plus an estimate of the interest expense to be incurred over the life of the APG Arrangement, which reflects the financing component of the arrangement. The discount rate to be used to accrete the deferred revenue balance is based on the rate that would be expected in a separate financing transaction between the entity and its customer at contract inception, taking into consideration the Company’s credit risk. Denison will record accretion expense on the deferred revenue balance using an annual interest rate of 8.5%.

IFRS 15 also requires entities to allocate the total revenue to be recognized over the life of the contract to each performance obligation in the contract (in this case, the toll milling of the Cigar Lake specified ore). The result being that the drawdown of deferred revenue will be based on a weighted average toll milling rate applied to actual processing activity at the mill. As the toll milling arrangement with the CLJV is based on the processing of specific ores, which are based on estimates, any change to the resources estimated for the specific ores, or to the timing of the processing of said ores, will impact the weighted average toll milling rate to be used for the contract, and will result in a cumulative catch up adjustment in the period that the change in estimate occurs.

During the first quarter of 2018, the McClean Lake mill processed 4.4 million pounds U3O8 for the CLJV (March 31, 2017 – 4.6 million pounds U3O8). The Company recorded toll milling revenue of $780,000 (March 31, 2017 – $1,347,000, which includes the Company’s share of toll milling revenue for January 2017, prior to the closing of the transaction with APG, of $587,000 and $760,000 from the drawdown of deferred revenue based on toll milling activates in February and March 2017). The decrease in toll milling revenue in the current quarter is due to two factors. The toll milling arrangement was in place for the full quarter in the first quarter of 2018, compared to two months in the first quarter of 2017. Further, as a result of an update to the published Cigar Lake mineral resource in early 2018, the Company recorded a cumulative catch up in toll milling revenue, as required by IFRS 15, which resulted in a reduction in toll milling revenue in the current period. See SIGNIFICANT ACCOUNTING POLICIES below for further details.

During the three months ended March 31, 2018, the Company also recorded accretion expense of $829,000 on the toll milling deferred revenue balance (March 31, 2017 – $566,000). The increase in accretion expense is predominantly due to the fact that the Company only recorded accretion expense for two months in the first quarter of the 2017, compared to three months of accretion expense in 2018. The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Denison Environmental Services

Revenue from DES during the three months ended March 31, 2018 was $2,378,000 (March 31, 2017 – $1,981,000). In the first quarter of 2018, DES experienced an increase in revenues due to an increase in activity at certain care and maintenance sites as well as an increase in consulting revenues.

Management Services Agreement with Uranium Participation Corporation

Revenue from the Company’s management contract with UPC was $415,000 during the three months ended March 31, 2018 (March 31, 2017 – $407,000). The increase in revenues was predominantly due to an increase in commission fees earned by the Company in the current period. Denison earns a commission of 1% on the gross value of uranium purchases and sales. The increase in commission fees was partly offset by a reduction in the management fees earned based on UPC’s monthly net asset value. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at fair value. The average fair value of uranium holdings declined during the first quarter of 2018, compared to the first quarter of 2017, as a result of lower uranium spot prices.

MANAGEMENT’S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development expenses, and may also include certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest, and Elliot Lake.

Operating expenses for the first quarter of 2018 were $1,442,000 (March 31, 2017 – $1,397,000). Operating expenses include depreciation of the McClean Lake mill of $839,000 (March 31, 2017 - $1,234,000). In addition, operating expenses include $603,000 in development and other operating costs related to the MLJV (March 31, 2017 – $154,000) predominantly due to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

Environmental Services

Operating expenses for the three months ended March 31, 2018 totaled $2,024,000 (March 31, 2017 - $1,825,000). The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs. The increase in operating expenses in the first quarter of 2018, as compared to the same period in the prior year, is predominantly due to the increase in care and maintenance activities at certain locations.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During the first quarter of 2018, Denison’s share of exploration and evaluation expenditures was $6,254,000 (March 31, 2017 - $5,573,000). The Company experienced an increase in exploration and evaluation expenditures compared to the prior period due to an increase in winter exploration and evaluation activities at Wheeler River, offset by an overall reduction in winter exploration activities at the Company’s other exploration properties.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October). The following table summarizes the 2018 winter exploration activities, which were completed in mid-April 2018. While the discussion in this MD&A covers the results of operations for winter exploration program, which extended into the second quarter, all exploration and evaluation expenditure amounts refer to expenses incurred in the quarter ended March 31, 2018.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	63.3%(1)	21,153 (29 holes)	PFS activities
Waterbury Lake	64.22%(2)	9,794 (19 holes)	-
Hook-Carter	80%(3)	3,062 (4 holes)	-
Midwest	25.17%	4,709 (12 holes)	-
Total		38,718 (64 holes)

(1)
The Company’s ownership as at December 31, 2017. Denison is expected to increase its ownership of the Wheeler River project to approximately 66% by the end of 2018, by funding 75% of the project expenditures in 2018. See below for further details.
(2)
The Company’s ownership as at December 31, 2017. The partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’), has elected not to fund the 2018 program and will dilute its ownership interest. As a result, Denison’s interest will increase.
(3)
The Company acquired an 80% ownership in the Hook-Carter project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first $12.0 million in expenditures on the project.

The Company’s land position in the Athabasca Basin, as of March 31, 2018, is illustrated in the figures below. The Company’s Athabasca land package increased during the first quarter of 2018, from 351,365 hectares (267 claims) to 353,007 hectares (270 claims) due to the staking of claims contiguous with Denison’s Wolverine, Waterbury Lake South and Packrat properties.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison Mines
Denison Mines' Athabasca Properties
March 31, 2018
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Waterbury
Eagle Point
McClean Lake
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Packrat
Candle
Darby
Hook Carter
Park Creek
Jasper Lake
West Bear
Epp Lake
Marten
Stevenson River
Triple R
McArthur River
Wolverine
Mann Lake
Lynx
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
Crawford Lake
Porpete Lake
South Dufferin
Ford Lake
Moore Lake
Brown Lake
Key Lake
50 km

Wheeler River Project

Project Highlights:

●
Updated resource estimate confirms Wheeler River as the largest undeveloped high-grade uranium project in the eastern Athabasca

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from a further 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

The Phoenix deposit, located approximately three kilometres southeast of Gryphon, is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8). The mineral resource estimates are, as disclosed in the Technical Report with an Updated Mineral Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada with an effective date of March 9, 2018 and prepared by Mark Mathisen, C.P.G. of Rosco Postle Associates Inc. and Ken Reipas, P.Eng of SRK Consulting (Canada) Inc. (‘SRK Consulting’) (the ‘Wheeler Technical Report’).

With the update to the Gryphon deposit resource estimate, the combined Indicated Mineral Resources estimated for Wheeler River have increased by 88% to 132.1 million pounds U3O8.

●
Proximal to existing uranium mining and milling infrastructure

The property is located in the infrastructure rich eastern portion of the Athabasca Basin, which is host to existing uranium mining and milling infrastructure, including the 22.5% Denison owned McClean Lake mill. The Wheeler River property lies alongside provincial highway 914 and a provincial powerline.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Positive preliminary project economics

On April 4, 2016, Denison announced the results of its Preliminary Economic Assessment (‘PEA’) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA (as described in the Wheeler Technical Report) was based on the resources estimated at the Gryphon deposit in November 2015 and the Phoenix deposit in May 2014, and returned a base case pre-tax Internal Rate of Return (‘IRR’) of 20.4% based on the then current long term contract price of uranium (US$44.00 per pound U3O8). Denison's share of initial capital expenditures (‘CAPEX’) in the PEA was estimated to be $336M ($560M on 100% ownership basis) based on its 60% ownership interest at that time. The PEA is preliminary in nature, was based on Inferred Mineral Resources that are considered at the time to be too speculative geologically to have the economic considerations applied to them to allow them to be categorized as mineral reserves, and there is no certainty that the results from the PEA will be realized. The results of the updated resource estimate (including Indicated Mineral Resources for the project of 132.1 million pounds U3O8), have not been included in the PEA, but will be used to support the PFS.

●
Increasing Denison ownership

As previously announced on January 10, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco Corp (‘Cameco’) and JCU (Canada) Exploration Company, Limited (‘JCU’), to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project up to approximately 66%. Under the terms of the agreement, Cameco is funding 50% of its ordinary 30% share in 2017 and 2018, and JCU continues to fund based on its 10% interest in the project. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project during 2017 from 60% to 63.3%, in accordance with this agreement.

●
Significant potential for resource growth

The Gryphon deposit is a growing, high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin, which includes Cameco’s Eagle Point mine and Millennium deposit, and Rio Tinto's Roughrider deposit. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include: (1) along strike to the northeast of the E series lenses, where both unconformity and basement potential exists; (2) down plunge of the A and B series lenses; (3) along strike to the northeast and southwest of the D series lenses; and (4) within the currently defined D series lenses, where additional high-grade shoots may exist.

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

Further details regarding the Wheeler River project, including the estimated Mineral Resources and PEA are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Technical Report with an Updated Resource Estimate for the Wheeler River Property, Northern Saskatchewan, Canada" dated March 15, 2018 with an effective date of March 9, 2018. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Wheeler River property location and basement geology map is provided below.

Exploration Program

Denison’s share of exploration costs at Wheeler River were $3,127,000 during the quarter ended March 31, 2018 (March 31, 2017 – $2,558,000). The winter 2018 drilling program was focused on step-out drilling along strike of the Gryphon deposit and reconnaissance level regional exploration along the K-North and K-West trends. The program was completed in early April 2018, with a total of 21,153 metres drilled in 29 diamond drill holes. The preliminary results, reported as equivalent uranium (‘eU3O8’), are summarized below. The Company currently reports preliminary radiometric eU3O8, derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. For further details on the total gamma down-hole probe methods employed by Denison, QAQC procedures and data verification procedures please see Denison's Annual Information Form dated March 27, 2018 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com).

Regional Exploration

K North

Eight reconnaissance holes were completed along the K-North trend to the northeast of the Gryphon deposit, consisting of four two-hole drill fences. Each fence was located approximately 200 metres apart and was designed to test the G-Fault (the principle mineralized structure at Gryphon) at the sub-Athabasca unconformity and within the basement, approximately 100 metres below the unconformity, respectively.

MANAGEMENT’S DISCUSSION & ANALYSIS

Selected preliminary eU3O8 drilling highlight results are provided in the table below and drill hole locations are shown in the figure below.

●
Mineralization was intersected in three of the four holes designed to test the unconformity, including drill hole WR-704 (2.3% eU3O8 over 1.0 metre, 600 metres northeast of Gryphon) and WR-710D1 (2.7% eU3O8 over 1.0 metre, 1 kilometre northeast of Gryphon).
●
Drill hole WR-708, located between WR-704 and WR710D1, did not intersect mineralization but was interpreted to have overshot the optimal target, intersecting elevated radioactivity at the unconformity and significant structure and alteration above the unconformity.
●
The mineralization intersected was located at, or immediately below, the unconformity and was comprised of massive to semi-massive uraninite with associated hematite and clay alteration, which is typical of unconformity-hosted deposits.
●
The drill results indicate the unconformity mineralizing system extends over approximately 600 metres of strike length, which may have connectivity to the E series lens mineralization at Gryphon.
●
The four drill holes testing the basement confirmed Gryphon-type stratigraphy (graphitic pelitic gneiss overlying quartz-pegmatite) and encountered Gryphon-like structural disruption along the G-Fault with associated clay alteration. Basement mineralization was intersected in drill holes WR-697D1 (0.23% eU3O8 over 1.0 metre) and WR-700 (0.11% eU3O8 over 1.0 metre).

HIGHLIGHTS OF DOWNHOLE RADIOMETRIC RESULTS FOR K-NORTH REGIONAL DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	Grade (% eU3O8)1,2,4	Zone & Location
WR-697D1	664.8	665.8	1.0	0.23	K-North - 400 m NE of Gryphon
WR-704	561.9	567.5	5.6	0.55	K-North - 600 m NE of Gryphon
including3	565.2	566.2	1.0	2.3
WR-710D1	567.1	570.6	3.5	0.94	K-North - 1 km NE of Gryphon
including3	569.4	570.4	1.0	2.7
Notes:
1. eU3O8 is radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe.
2. Composited above a cut-off grade of 0.05% eU3O8 unless otherwise indicated.
3. Composited above a cut-off grade of 1.0% eU3O8.
4. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to be flat-lying, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

K West

The K-West trend is parallel to, and located approximately 500 metres west of the K-North trend and shares many geological similarities. During summer 2016, weak basement-hosted mineralization and extensive clay alteration was intersected in drill hole WR-663 at K-West (see Denison’s press release dated August 4, 2016). Follow-up drilling commenced along strike of WR-663 as part of the winter 2018 program, with 100 metre step-out holes in both directions, and two reconnaissance drill holes completed further along strike to the northeast (located at 400 and 750 metres from WR-663, respectively). Drill hole locations are shown in the figure below.

●
A significant basement fault zone with associated clay alteration was intersected in every hole, with elevated radioactivity recorded in drill hole WR-715 (up to 700 counts per second over 6 metres using a down-hole 2GHF-1000 triple gamma probe) and drill hole WR-714 (up to 550 counts per second over 1 metre).
●
Taken together, the results indicate K-West is a significant fertile trend with the potential to host high-grade uranium within the basement and at the unconformity.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gryphon Exploration

Gryphon Down-Plunge

The Gryphon deposit remains open in the down-plunge direction to the northeast and five holes were completed in this area during the winter 2018 drill program. Selected preliminary eU3O8 drilling results are provided in the table below and drill hole locations are shown in the figure below.

●
Drill hole WR-698, located approximately 100 metres along strike and to the northeast of the Gryphon deposit’s A series lenses, intersected 0.82% eU3O8 over 3.9 metres, including 2.1% eU3O8 over 1.0 metre.
●
Additional weak mineralization was intersected in three follow-up holes drilled on an approximate 50 metre spacing (WR-698D1, WR-703 and WR-707), which showed apparent continuity of the mineralization and extensive Gryphon-style alteration.

E Series Lenses

A total of seven drill holes were completed to test for Gryphon E series lens mineralization along strike to the northeast of the Gryphon deposit. Drill holes were spaced approximately 50 metres apart on sections up to 200 metres away from the Gryphon deposit. Selected preliminary eU3O8 drilling results are provided in the table below and drill hole locations are shown in the figure below.

●
Six of the seven drill holes were mineralized, including WR-696 (2.5% eU3O8 over 1.3 metres), WR-709 (0.86% eU3O8 over 1.9 metres), and WR-702 (0.38% eU3O8 over 2.8 metres).
●
The winter 2018 drilling has extended the E series lens mineralization a further 200 metres to the northeast. As a result, the E series lenses remain open to the northeast and southwest, and now have a total strike length of over 500 metres.
D Series Lenses

Four step-out drill holes were completed on a 50 metre spacing to test for D series lens mineralization along strike to the southwest of the D series lenses included in the current mineral resource estimate for the Gryphon deposit. Drill hole locations are shown in the figure below.

●
Two of the drill holes were mineralized above the 0.05% eU3O8 cut-off, with drill hole WR-711 returning a highlight intersection of 0.46% eU3O8 over 1.1 metres.

HIGHLIGHTS OF DOWNHOLE RADIOMETRIC RESULTS FOR GRYPHON EXPLORATION DRILL HOLES
Hole Number	From (m)	To (m)	Length5 (m)	Grade (% eU3O8)1,2,4	Lens Designation
WR-698	775.9	779.8	3.9	0.82
including3	776.7	777.7	1.0	2.1	A/B/C Lens
WR-703	806.3	808.6	2.3	0.35	A/B/C Lens
WR-696	595.6	596.9	1.3	2.5
including3	595.7	596.7	1.0	3.3	E Lens
WR-709	580.1	582.0	1.9	0.86
including3	580.1	581.1	1.0	1.0	E Lens
Notes:
1. eU3O8 is radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe.
2. Composited above a cut-off grade of 0.05% eU3O8 unless otherwise indicated.
3. Composited above a cut-off grade of 1.0% eU3O8.
4. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
5. As the drill holes are oriented steeply toward the northwest and the unconformity mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS

New Winter 2018 Mineralized Pierce Points
Previouisly Reported Mineralized Pierce Points
Elevated Radioactivity (>500cps)
Revised interpretation of the G-Fault location at the unconformity following winter 2018 drilling (optimal 'target horizon' at the unconformity)
G-Fault (revised)
Offset Fault
Claim Boundary
0.94% eU_3O_8/3.5m incl. 2.7% eU_3O_8/1.0m*
Overshot optimal target horizon
0.55% eU_3O_8/5.6m incl. 2.3% eU_3O_8/1.0m*
Significant Alteration
G Fault
Basal Fault
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Winter 2018
Elevated Radioactivity Significant Alteration
0.23% eU_3O_8/1.0m
0.86% eU_3O_8/1.9m incl. 1.0% eU_3O_8/1.0m*
0.09% eU_3O_8/1.0m
K-West Fault
0.38% eU_3O_8/2.8m
2.50% eU_3O_8/1.3m incl. 3.3% eU_3O_8/1.0m*
0.15% eU_3O_8/1.0m
0.35% eU_3O_8/2.3m
Significant Alteration
0.06% U_3O_8/1.5m
E Series Lenses
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
Elevated Radioactivity Significant Alteration
0.82% eU_3O_8/3.9m incl. 2.1% eU_3O_8/1.0m*
0.46% eU_3O_8/1.1m
WR-696 Shaft Pilot Hole
0.16% eU_3O_8/2.0m
0 200m
Note:
• Labelled mineralized intersections include select Winter 2018 drilling highlights.
• Drill traces, mineralized pierce points and Gryphon mineralized wireframes are projected to the interpreted basement geology at the sub-Athabasca unconformity.
• The interpretation of basement geology is current as of Jan. 1st, 2018 and reflects pre-winter drilling.
• Labelled mineralized pierce points occur along the drill trace and as such are relative to the presented unconformity geology surface and may occur below, at or above what is shown in this figure.
• Results have been composited above a cut-off grade of 0.05% unless otherwise stated. Asterisk "*" denotes 1.0% cut-off.

Evaluation Program

During the first quarter of 2018, Denison’s share of evaluation costs at Wheeler River amounted to $866,000 (March 31, 2017 - $380,000), which related to PFS and environmental activities.

PFS Activities

In 2016, Denison announced the initiation of a PFS for the Wheeler River project. In the first quarter of 2018, engineering and environmental activities continued.

Engineering Activities

As part of the PFS activities at Wheeler River to date, the Company has initiated and/or completed several engineering programs including:

Gryphon mine design: Using the updated mineral resource estimate released on January 31, 2018, and updated geological models, mine design activities were initiated for the Gryphon deposit. The work continues to evaluate Gryphon as a conventional longhole mining operation and is expected to improve the economic potential of the deposit with increased production rates.

Gryphon shaft design: Following the completion of the pilot shaft hole drilling and data collection program in 2017, the company assembled a data package for engineering design and analysis. Analysis on ground support requirements for the shaft liner as well as the shaft bottom infrastructure areas has been completed and design elements such as shaft diameter and depth have been completed. Engineering design work continues for headframe and collarhouse, hoistroom, loading pocket and other shaft infrastructure.

Gryphon mine ground stability and support analysis: Based on over 150,000 metres of geotechnical drilling and logging, engineering analysis of the mine design was completed and ground support standards developed to ensure stable ground conditions for the long term safety of the operation.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gryphon mine backfill trade-off study: A trade-off study was completed evaluating several different types of backfill and selecting the optimum for the Wheeler River project. Further, a lab testing program was initiated to identify prudent backfill mix recipes.

Radiological assessments: Assessments of potential radiological doses for operators has been initiated.

Phoenix ground freeze engineering: Based on field work performed from 2015 to 2017, engineering designs for ground freezing were initiated.

Phoenix mine design: The PEA evaluated the use of a Jet Boring System (‘JBS’), similar to that being used at the Cigar Lake mine, to mine the Phoenix deposit. The results indicated that the method, while economic, was capital intensive, with long lead times to development, higher risk with technically challenging ground conditions, and ultimately generated a lower operating margin than the conventional mining methods evaluated for the Gryphon deposit. After significant analysis and evaluation, utilizing a number of specialized engineering providers, Denison identified several potentially viable alternate mining methods. These methods have the potential to result in a significant improvement in operating economics for the Phoenix deposit, as well as reducing construction capital, time to development, and technical risk. During the first quarter of 2018, engineering and analysis work continued on the two preferred methods and the PFS is expected to be based on these methods.

Water treatment plant design: Modelling on potential discharge volumes and effluent quality was completed along with evaluations of potential discharge locations and water treatment designs. Using an iterative process, the optimum conditions for water treatment technologies and discharge locations were selected to ensure environmentally sustainable operations. The water treatment plant designs have been completed.

Wheeler surface facilities: Preliminary designs were completed on the various surface infrastructure to be located at the Wheeler River site including: the camp, operations and administration buildings, change house, warehousing and storage facilities, power distribution, etc.

Metallurgical analysis and milling capacity assessment: The PEA assumed the toll milling of Wheeler River mine production at Denison’s 22.5% owned McClean Lake mill. Continuing with this assumption through the PFS, engineering assessments have been completed on a circuit by circuit basis to identify bottlenecks and capital upgrades required to process Wheeler River mine production at McClean Lake. Based on feedback from the mine design process, Denison assessment of optimum production rates and the completion of the associated engineering for mill modifications is proceeding.

Metallurgical test program: The advanced test program completed in 2017 built upon the basic metallurgical testing completed in 2014 and 2015, and focused on testing mill performance at the extremes of potential impurity levels and ore feed grades as well as optimizing the processing parameters for both the Gryphon and Phoenix deposits – including grind size, leach residence time and recovery, and reagent usage and consumption. In the first quarter of 2018, additional test work was completed to:
●
Evaluate hydrogen generation potential – where leach testing of the Wheeler mineralized samples produced little to no hydrogen gas. This will limit the requirements for hydrogen gas mitigation in the McClean Lake leach circuits;
●
Optimize leach conditions through a variety of leach tests and solution concentrations;
●
Complete ball and SAG mill index work; and
●
Test tailings neutralization processes – identifying the requirements for environmentally safe tailings disposal.

Overall engineering activities continue on schedule, and the completed PFS is expected in 2018.

Environmental and Sustainability Activities

During the first quarter in 2018, the Company continued with the community consultation and engagement process, ensuring the continuous engagement of stakeholders. The company completed townhall sessions in key communities to provide project updates as well as to gather community feedback on initial project design options. Community sessions were generally positive with most participants and leadership expressing interest and support for project advancement.

The Company also completed more detailed environmental baseline data in key areas to better characterize the existing environment in the project area. This data will form the foundation of the environmental impact assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs in progress and/or completed during the quarter included:

MANAGEMENT’S DISCUSSION & ANALYSIS

Aquatic environment: Assessment and data collection of winter flow conditions in key areas including discharge location and downstream water bodies.

Terrestrial environment: Data collection and characterization of ungulates habitat and territory.

Waste rock geochemistry: Following the completion of static testing on waste rock samples, long term kinetic testing was initiated on the Wheeler site. After setup, sampling of the long term testing facility was initiated and will continue into the foreseeable future.

Atmospheric environment: Collection of air quality measurements to gather information on pre-development atmospheric conditions.

Exploration Pipeline Properties

During the 2018 winter season, Denison also carried out drilling programs at Waterbury Lake and Hook-Carter and a winter drilling program at the Midwest project was carried out by the operator, Orano Canada. While spending on exploration pipeline projects has generally been reduced, exploration activities continue to deliver encouraging results generally warranting follow-up.

Waterbury Lake Project

Denison’s 64.22% owned Waterbury Lake project, which includes the J-Zone uranium deposit, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest Main and Midwest A deposits. The project partner, KWULP (35.78% interest), has elected not to fund the 2018 program and will dilute their ownership interest. Total exploration costs incurred during the three months ended March 31, 2018 were $1,715,000 (March 31, 2017 - $857,000). While the Company is funding 100% of the project cost, it accounts for its ordinary share (64.22%) as exploration expense during the period, and will ultimately account for the remainder of the expenditures as a mineral property addition related to the dilution of KWULP’s interest. Denison’s share of the exploration expenditures during the first quarter of 2018 was $1,101,000 (March 31, 2017 - $540,000).

The winter drilling program involved 9,794 metres of diamond drilling in 19 drill holes, and was focused on 50 metre step-out drilling along strike and down-dip of the Huskie zone, as well as wider-spaced reconnaissance drilling to the west along the geological trend. The winter drilling program is part of a larger 14,400 metre drill program planned for Waterbury Lake in 2018, with the remainder to be completed during the summer months.

A total of 14 drill holes were completed around the Huskie zone as 50 metre step-outs from the mineralization identified in 2017 (see Denison’s press release dated October 11, 2017). Drill holes were completed along strike to the east (two drill holes), along strike to the west (seven drill holes) and in the down-dip direction (five drill holes) of the Huskie mineralization. All drilling was designed to test the basement units below the sub-Athabasca unconformity. An additional five reconnaissance drill holes were completed along two drill fences west of the Huskie zone at 150 metres (three drill holes) and 450 metres (two drill holes), respectively. Uranium mineralization was intersected in five drill holes during the winter 2018 program, as described below:

●
Down-dip of Huskie, drill hole WAT18-452 extended mineralization by approximately 50 metres, intersecting four stacked lenses of mineralization which are interpreted to occur along, or proximal to, the northeast structural trend interpreted to be associated with the regional Midwest structure. Results included 4.5% U3O8 over 6.0 meters (including 5.8% U3O8 over 4.5 meters), and 0.57% U3O8 over 6.3 meters (including 1.9% U3O8 over 1.0 meter).
●
At the western extent of Huskie, drill hole WAT18-460A was designed to test approximately 50 metres along strike to the west of drill hole WAT17-450A (1.5% U3O8 over 4.5 metres), and intersected 0.62% U3O8 over 1.0 metre.
●
Drill hole WAT18-464A returned a mineralized interval of 0.05% U3O8 over 1.0 metre. While this result also extended the mineralized zone further to the west, located 50 metres up-plunge to the west of WAT18-460A, the results indicate a weakening of the mineralization to the west.
●
At the eastern extent of Huskie, drill hole WAT18-462 intersected weak mineralization (0.03% U3O8 over 1.5 metres) approximately 50 metres along strike to the east of drill hole WAT17-443 (1.2% U3O8 over 1.0 metres).
●
Drill hole WAT18-468 tested a resistivity anomaly, identified from a 2008 geophysical survey, located 450 metres to the west along strike of the Huskie Zone and intersected weak mineralization (0.03% U3O8 over 2.0 metres) approximately 300 metres below the unconformity. The mineralized intercept was not associated with any significant alteration or structure.

The remaining drill holes at Huskie successfully tested their designated targets, and while variable structure and alteration was encountered, no additional mineralization was intersected.

MANAGEMENT’S DISCUSSION & ANALYSIS

Chemical U3O8 assay are provided in the table below and drill hole locations are shown in the figure below. The U3O8 chemical assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories located in Saskatoon using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Further details on the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 27, 2018 filed under the Company's profile on SEDAR (www.sedar.com).

HIGHLIGHTS OF ASSAY RESULTS FOR HUSKIE EXPLORATION DRILL HOLES
Hole Number	From (m)	To (m)	Length6 (m)	Grade (% U3O8)1,2,5
WAT18-452	405.5	409.5	4.0	0.18
and	416.0	417.0	1.0	0.10
and	419.5	425.5	6.0	4.5
including3	419.5	424.0	4.5	5.8
and	435.7	442.0	6.3	0.57
including3	438.0	439.0	1.0	1.9
WAT18-460A	303.0	304.0	1.0	0.62
WAT18-4624	245.6	247.1	1.5	0.03
WAT18-464A	248.0	249.0	1.0	0.05
WAT18-4684	500.7	502.7	2.0	0.03
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Intersection interval is composited above a cut-off grade of 0.05% U3O8 unless otherwise indicated.
3.
Intersection interval is composited above a cut-off grade of 1.0% U3O8.
4.
Intersection interval is composited above a cut-off grade of 0.01% U3O8.
5.
Composites are compiled using 1.0 metre minimum ore thickness and 2.0 metres maximum waste.
6.
As the drill holes are oriented steeply toward the south-southeast and the mineralized lenses are interpreted to dip moderately to the north, the true thickness of mineralization is expected to be approximately 75% of the intersection lengths.

Drill hole WAT18-452 represents the second-best hole to date at Huskie in terms of combined grade and thickness and represents a meaningful expansion in the down-dip direction. The high-grade mineralization at Huskie appears to be controlled by the intersection of east-west striking faults, associated with the graphitic gneiss unit, and cross-cutting northeast striking faults, possibly related to the regional Midwest structure. This has led to high-grade ‘lens stacking’ in a northeast direction as opposed to the lenses being laterally extensive along strike to the east and west. Additional targets exist along the regionally interpreted Midwest structure, both proximal to Huskie and elsewhere on the eastern side of the Waterbury Lake property.

The regional Midwest structure hosts the Midwest A and Midwest Main deposits (25.17% Denison), which are located approximately three and six kilometres to the southwest of the Huskie zone, respectively, and is interpreted to control the location of the J Zone deposit on the Waterbury Lake property, as well as the Roughrider deposit, which are located 1.5 kilometres to the southwest of the Huskie zone.

An inclined longitudinal section of the Huskie zone is provided below, showing expansions from the winter 2018 drilling program.

MANAGEMENT’S DISCUSSION & ANALYSIS

E
W
2 hole fence completed 150 m to west and
3 hole fence completed 450 m to west
Athabasca Sandstone
WAT17-447
Elevated radioactivity
Sub-Athabasca Unconformity
WAT18-461
Crystalline Basement
Cross-Cutting Northeast
Structural Trend
WAT18-471
0.17% U_3O_8 / 1.0 m
WAT18-462
0.06% U_3O_8 / 1.0 m
WAT18-464A
0.03% U_3O_8 / 1.5 m
0.17% U_3O_8 / 4.5 m and
1.2% U_3O_8 / 1.0 m
WAT17-443
WAT17-445
WAT18-460A
0.62% U_3O_8 / 1.0 m
WAT18-466A
WAT18-463
WAT18-469
WAT17-450A
9.1% U_3O_8 / 3.7 m, incl.
16.8% U_3O_8 / 2.0 m
WAT17-446A
Property Boundary
1.5% U_3O_8 / 4.5 m, incl.
3.9% U_3O_8 / 1.0 m
0.59% U_3O_8 / 1.0 m
WAT17-444
1.7% U_3O_8 / 7.5 m, incl.
8.2% U_3O_8 / 1.5 m
WAT18-467
WAT17-449
WAT18-453A
WAT17-448
Pre-Winter 2018
Mineralization Outline
0.18% U_3O_8 / 4.0 m and
0.10% U_3O_8 / 1.0 m and
4.5% U_3O_8 / 6.0 m incl.
5.8% U_3O_8 / 4.5 m and
0.57% U_3O_8 / 6.3 m incl.
1.9% U_3O_8 / 1.0 m
0.28% U_3O_8 / 3.5 m
WAT17-451
WAT18-452
WAT18-459A
WAT18-454A
New 2018 Mineralized
Pierce Point
Previously Reported
Mineralized Pierce Point
Significant Alteration
and/or Structure
Not Significantly Mineralized
Huskie Modelled Mineralized
Lenses
WAT18-455
WAT18-456
WAT18-457B
Note:
Labelled mineralized intersections include 2017 and 2018 drilling highlights.
Mineralized lenses have been projected onto a inclined long section oriented 260-74N and are therefore relative to drill hole pierce points.
There is no certainty that the modelled mineralized lenses shown will constitute future mineral resources and they may be subject to modification as further drilling data becomes available.
For further details please see Denison press release dated April 25th, 2018
WAT18-458
50 m
WAT18-472
-150
-100
-50
0
50
100
150
200
250

Hook-Carter Project

The Hook-Carter property consists of 45 claims covering 20,522 hectares and is located in the western portion of the Athabasca Basin. The project is highlighted by 15 kilometres of strike potential along the prolific Patterson Corridor – host to the Arrow deposit (NexGen Energy Ltd.), Triple R deposit (Fission Uranium Corp.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco, and Orano Canada), which occur within 8 to 20 kilometres of the property. The property is significantly underexplored compared to other properties along this trend, with only five of eight historic drill holes located along the 15 kilometres of Patterson Corridor strike length. The property also covers significant portions of the Derkson and Carter Corridors, which provide additional priority target areas.

Total exploration costs incurred during the three months ended March 31, 2018 were $1,286,000, (March 31, 2017 - $1,046,000). During the period between February 12, 2018 and March 13, 2018, Denison completed 3,062 metres of diamond drilling in four drill holes at the Hook-Carter Project. A fifth drill hole was lost at 405 metres due to unstable ground conditions. All four holes completed during the winter program encountered hydrothermal alteration in both the sandstone and the basement lithologies associated with graphitic structures - indicative of the continuation of the mineralizing system within the Patterson Lake Corridor. Elevated radioactivity was noted in two holes ranging up to 184 counts per second measured on a Mount Sopris 2GHF-1000 - Triple Gamma downhole probe.

The winter drilling program was initially planned to include up to 10,000 metres, in 15 to 17 drill holes designed to test various geophysical targets along the Patterson Lake Corridor. Due to a delayed start of the drilling program, coupled with higher than normal temperatures experienced in early-March and difficult drilling conditions, only a portion of the planned program was completed during the winter season. The drilling of the remaining targets is expected to resume in May 2018. The hiatus in operations will be utilized to conduct a detailed interpretation of geochemical, spectral clay and structural data in order to assist prioritization of targets.

MANAGEMENT’S DISCUSSION & ANALYSIS

Midwest Project

The Midwest Project is a joint venture owned 25.17% by Denison, 69.16% by Orano Canada, and 5.67% by OURD (Canada) Ltd, with Orano Canada as the project operator. The Project is host to the high-grade Midwest Main and Midwest A uranium deposits which lie along strike and within six kilometres of the J Zone deposit and Huskie discovery on Denison’s 64.22% Waterbury Lake project. Collectively, the Midwest and Waterbury deposits occur within close proximity to existing uranium mining and milling infrastructure – including provincial highways and powerlines, as well as Denison’s 22.5% owned McClean Lake mill. Total exploration costs incurred during the three months ended March 31, 2018 were $1,054,000 (March 31, 2017 - $nil) and Denison’s share of the exploration costs during the first quarter of 2018 was $265,000 (March 31, 2017 - $nil).

Winter 2018 Drilling Program

The winter 2018 drill program comprised 4,709 metres in 12 completed diamond drill holes. Drilling was conducted on the Points North conductor (6 drill holes, 2,269 metres) to test exploration targets, and at Midwest Main (6 drill holes, 2,440 metres) to collect additional information from the unconformity-hosted mineralized zone and to test underlying basement targets. The drilling validated mineralization at the Midwest Main deposit (based on preliminary radiometric equivalent uranium results), but did not intersect any high-grade mineralization on the Points North conductor, or below the Midwest Main deposit within the basement.

Updated Mineral Resource Estimate

On March 27, 2018, Denison reported an updated mineral resource estimate for the Midwest Main and Midwest A deposits located on the Midwest property. Inferred Mineral Resources increased by 13.50 million pounds of U3O8 and currently total 18.21 million pounds of U3O8 (846,000 tonnes at 1.0% U3O8) above a cut-off grade of 0.1% U3O8. Indicated Mineral Resources increased by 2.08 million pounds of U3O8 and currently total 50.78 million pounds of U3O8 (1,019,000 tonnes at 2.3% U3O8) above a cut-off grade of 0.1% U3O8.

The updated mineral resource estimates were based on extensive work undertaken by Orano Canada to upgrade the project database, improve the geological models and estimate mineral resources using industry best-practice estimation procedures for high-grade Athabasca uranium deposits, in accordance with NI 43-101. This work included, but was not limited to; verification of grade data against historical records (Midwest Main and Midwest A), digitization of historical downhole gamma probe paper logs (Midwest Main), depth correction of downhole gamma probe data (Midwest Main and Midwest A), creation of new probe to grade correlations (Midwest Main and Midwest A), collection and analysis of samples for dry bulk density and derivation of a new grade to density regression formula (Midwest A), revised geological modelling based on the digitization and generalization of drill log descriptions and re-interpretation of geophysical surveys (Midwest Main and Midwest A), and incorporation of drill holes completed between September 2007 and December 2009 (Midwest A).

The mineral resource estimates were reviewed and audited by SRK Consulting on behalf of Denison. An updated independent Technical Report was filed on SEDAR (www.sedar.com) concurrent with Denison’s press release dated March 27, 2018. The audited mineral resource statement prepared by SRK Consulting, with an effective date of March 9, 2018, is provided in the table below.

MANAGEMENT’S DISCUSSION & ANALYSIS

AUDITED MINERAL RESOURCE STATEMENT, MIDWEST PROJECT, SASKATCHEWAN, SRK CONSULTING (CANADA) INC., MARCH 9, 2018
Deposit	Category	Zone	Tonnes	Grade(% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison Share2)
Midwest Main	Indicated	Unconformity	453,000	4.00	39.94	10.05
	Inferred	Unconformity	257,000	1.36	7.71	1.94
		Perched	513,000	0.32	3.59	0.90
		Basement	23,000	0.38	0.18	0.05
Midwest A	Indicated	Low Grade	566,000	0.87	10.84	2.73
	Inferred	Low Grade	43,000	0.40	0.38	0.09
		High Grade	10,000	28.76	6.35	1.60
	Total Indicated		1,019,000	2.26	50.78	12.78
	Total Inferred		845,000	0.98	18.21	4.58
Notes:

1.
Mineral resources are not mineral reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at open pit resource cut-off grade of 0.1% U3O8 (0.085% U) and at a uranium price of US$45 per pound.
2.
Based on Denison’s 25.17% ownership of the project.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $1,832,000 during the three months ended March 31, 2018 (March 31, 2017 - $3,086,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during the first quarter of 2018 was predominantly the result of $1,389,000 in non-recurring project costs associated with the APG Arrangement that were incurred in the first quarter of 2017. There were no similar project-related costs in the first quarter of 2018.

OTHER INCOME AND EXPENSES

During the three months ended March 31, 2018, the Company recognized losses of $3,456,000 in other income (March 31, 2017 – other income of $4,466,000). The losses in the current period were predominantly due to losses in investments carried at fair value of $3,405,000 (March 31, 2017 – gains of $3,885,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at period end. The loss recorded in the first quarter of 2018 was mainly due to unfavourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx Uranium Inc. (‘GoviEx’) and common shares of Skyharbour Resources Ltd (‘Skyharbour’) (March 31, 2017 – favourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx and common shares of Skyharbour).

During the first quarter of 2017, the Company also recorded a gain of $899,000 related to the extinguishment of the off-market toll milling contract liability related to the CLJV toll milling arrangement, which was recognized in 2006 on the acquisition of Denison Mines Inc. by Denison Mines Corp. (formerly International Uranium Corporation). This liability was extinguished as a result of the Company entering in the APG Arrangement, whereby all revenues under the contract have been monetized. No similar transaction occurred in the first quarter of 2018.

EQUITY SHARE OF INCOME FROM ASSOCIATES

During the three months ended March 31, 2018, the Company recorded its equity share of loss of its associate, GoviEx, of $643,000 (March 31, 2017 - $nil). The amount is comprised of an equity loss of $663,000, which is based on the Company’s share of GoviEx’s net loss during the fourth quarter of 2017, and a dilution gain of $20,000, as the result of other shareholders’ exercise of GoviEx share warrants having reduced the Company’s position in GoviEx from 18.72% at December 31, 2017 to approximately 18.55% at March 31, 2018. The Company records its share of income from associates a quarter in arrears, based on the most recent financial information available from GoviEx. Due to a material financing transaction completed by GoviEx in the fourth quarter of 2016, the share of income from associates included for the year ended December 31, 2016, included both actual third quarter 2016 results as well as an estimate of GoviEx’s fourth quarter results. As a result, no income from associates was recorded during the three months ended March 31, 2017.

MANAGEMENT’S DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $35,768,000 at March 31, 2018 (December 31, 2017 – $3,636,000). At March 31, 2018, the Company also held investments in Guaranteed Investment Certificates (‘GIC’s’) of $nil (December 31, 2017 – $37,807,000), which are categorized as short term investments on the consolidated statement of financial position.

The increase in cash and cash equivalents of $32,132,000 was due to net cash provided by investing activities of $36,833,000, offset by net cash used in operations of $4,701,000.

Net cash used in operating activities of $4,701,000 during the first quarter of 2018 is comprised of a net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash provided by investing activities of $36,833,000 consists primarily of the sale of the Company’s investment in GIC’s for $37,500,000, offset by an increase in restricted cash of $631,000 mainly due to the Company’s funding of the Elliot Lake reclamation trust fund.

As at March 31, 2018, the Company has spent $7,594,000 toward its obligation to spend $14,499,790 on eligible Canadian exploration expenditures as a result of the issuance of the Tranche A and Tranche B flow-through shares in March 2017. The remaining balance of $6,906,000 is expected to be spent by December 31, 2018.

Refer to 2018 OUTLOOK for details of the Company’s working capital requirements for the next twelve months.

Revolving Term Credit Facility

In January and April 2018, the Company entered into amending agreements with BNS related to its letters of credit facility (the “2018 facility”). Under the amendments, respectively, the maturity date of the 2018 facility has been extended to January 31, 2019 and the covenant to maintain a specified level of tangible net worth has been changed to $131,000,000 (from USD$150,000,000) in conjunction with the Company’s change in presentation currency. The 2018 facility continues to allow for credit to be extended to the Company for up to $24,000,000 and use of the facility continues to be restricted to non-financial letters of credit in support of reclamation obligations. All other terms of the 2018 facility (pledged assets, security for the facility and letter of credit fees) remain unchanged from those of the 2017 facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The current management services agreement was entered into effective April 1, 2016 and has a term of three years. Under the agreement, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2018	2017

Management Fee Revenue
Base and variable fees	$371	$391
Commission fees	44	16
	$415	$407

At March 31, 2018, accounts receivable includes $218,000 (December 31, 2017: $481,000) due from UPC with respect to the fees and transactions discussed above.

MANAGEMENT’S DISCUSSION & ANALYSIS

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at March 31, 2018, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and, is also the majority member of KWULP.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During the three months ended March 31, 2018, the Company incurred investor relations, administrative service fees and other expenses of $66,000 (March 31, 2017 – $18,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2018, an amount of $50,000 (December 31, 2017: $nil) was due to this company.

●
During the three months ended March 31, 2018, the Company incurred office and other expenses of $8,000 with Lundin S.A (March 31, 2017 – $38,000), a company that provides office and administration services to the executive chairman, other directors and management of Denison. At March 31, 2018, an amount of $nil (December 31, 2017: $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2018	2017

Salaries and short-term employee benefits	$(507)	$ (514)
Share-based compensation	(309)	(175)
	$(816)	$ (689)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

At May 2, 2018, there were 559,183,209 common shares issued and outstanding, stock options outstanding for 14,086,193 Denison common shares, and 1,673,077 share purchase warrants outstanding for a total of 574,942,479 common shares on a fully diluted basis.

On March 8, 2018, the Board approved the adoption of the fixed number share unit plan (the “Share Unit Plan”), providing for the issuance from treasury of up to 15,000,000 common shares, and the grant of an aggregate of 2,200,000 performance share units (‘PSUs’) and 1,299,432 restricted share units (‘RSUs’) under the Share Unit Plan. As disclosed in the Company’s Management Information Circular, dated March 22, 2018, the Share Unit Plan is subject to shareholder approval at the Annual General and Special Meeting of Shareholders schedule for May 3, 2018. These units will not be considered to be granted for accounting purposes until shareholder approval has been obtained and therefore are not included in the Company’s fully diluted common shares as at May 2, 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2018

The Company has completed its winter exploration program and at the end of the first quarter of 2018, the Company’s exploration, development and operations plans for the year remain unchanged. Refer to the Company’s MD&A for the year ended December 31, 2017 for a detailed discussion of the previously disclosed 2018 budget.

(in thousands)	2018 BUDGET	Actual to March 31, 2018(2)
Canada
Development & Operations	(5,230)	(783)
Mineral Property Exploration & Evaluation	(16,760)	(6,905)
	(21,990)	(7,688)
Other
UPC Management Services	1,230	288
DES Environmental Services	1,330	422
Corporate Administration & Other	(4,760)	(1,093)
	(2,220)	(383)
Total(1)	$ (24,190)	$ (8,071)

(1)
Only material operations shown.
(2)
The Company budgets on a cash basis. As a result, actual amounts represent a non-GAAP measure and exclude $531,000 net impact of non-cash items.

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company has changed its accounting policies in its audited annual consolidated financial statements for the year ended December 31, 2017 for “Foreign currency translation”, “Financial instruments”, “Impairment of financial assets”, “Deferred revenue – toll milling” and “Revenue recognition” in light of the changes to its presentation currency and the adoption of IFRS 9 and IFRS 15. The new accounting policies are as follows:

Foreign Currency Translation

i.
Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

The consolidated financial statements are presented in Canadian dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

MANAGEMENT’S DISCUSSION & ANALYSIS

ii.
Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

i.
Financial assets and liabilities at fair value through profit or loss (“FVTPL”)

A financial asset is classified in this category if it is a derivative instrument, an equity instrument for which the Company has not made the irrevocable election to classify as fair value through other comprehensive income (“FVTOCI”), or a debt instrument that is not held within a business model whose objective includes holding the financial assets in order to collect contractual cash flows that are solely payments of principal and interest. Derivative financial liabilities and contingent consideration liabilities related to business combinations are also classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss – within other income (expense) - in the period in which they arise.

ii.
Financial assets at amortized cost

A financial asset is classified in this category if it is a debt instrument that is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows (i.e. principal and interest). Financial assets in this category are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment. Interest income is recorded in net income through finance income.

iii.
Financial liabilities at amortized cost

All financial liabilities that are not recorded as FVTPL are classified in this category and are initially recognized less a discount (when material) to reduce the financial liabilities to fair value and less any directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded in net income through finance expense.

The Company has designated its financial assets and liabilities as follows:

●
“Investments” are classified as FVTPL;
●
“Cash and cash equivalents”, “Trade and other receivables” and “Restricted cash and investments” are classified as financial assets at amortized cost; and
●
“Accounts payable and accrued liabilities” and “Debt obligations” are classified as financial liabililities at amortized cost.

Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses associated with its financial assets that are not carried at FVTPL. Expected credit losses are calculated based on the difference between the contractual cash flows and the cash flows that the Company expects to receive, discounted, where applicable, based on the assets original effective interest rate.

For “Trade and other receivables”, the Company calculates expected credit losses based on historical credit loss experience, adjusted for forward-looking factors specific to debtors and the economic environment. In recording an impairment loss, the carrying amount of the asset is reduced by this computed amount either directly or indirectly through the use of an allowance account.

MANAGEMENT’S DISCUSSION & ANALYSIS

Revenue recognition

IFRS 15 supersedes IAS 18 Revenue and IAS 11 Construction Contracts, and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

(i)
Revenue from toll milling services

Revenue from the pre-sale of toll milling arrangement cash flows will be recognized as the toll milling services are provided. At contract inception, the Company will estimated the expected transaction price of the toll milling services being sold based on available information and calculate an average per unit transaction price that applies over the life of the contract. This unit price will be used to draw-down the deferred revenue balance as the toll milling services occur. When changes occur to the timing, or volume of toll milling services, the per unit transaction price will adjusted to reflect the change (such review to be done annually, at a minimum), and a cumulative catch up adjustment will be made to reflect the updated rate. The upfront nature of the payments from toll milling pre-sale arrangements represents a significant financing component. As such, the Company will also recognize an accretion expense on the deferred revenue balance which will be recorded in net income through finance expense.

(ii)
Revenue from environmental services (i.e. DES)

Environmental service contracts represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price is estimated at contract inception and, is recognized over the life of the contract as control is transferred to the customer. Variable consideration, where applicable, is estimated at contract inception using either the expected value method or the most likely amount method. If it is highly probably that a subsequent reversal of revenue will not occur when the uncertainly has been resolved, the Company will recognize as revenue the estimated transaction price, including the estimate of the variable portion, upon transfer of control to the customer. Where it is determined that it is highly probable that a subsequent reversal of revenue will occur upon the resolution of the uncertainty, the variable portion of the transaction price will be constrained, and will not be recognized as revenue until the uncertainty has been resolved.

(iii)
Revenue from management services (i.e. UPC):

The management services arrangement with UPC represents a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price for the contract is estimated at contract inception and is recognized over the life of the contract as control is transferred to the customer as the services are provided. The variable consideration related to the net asset value (‘NAV’)-based management fee was estimated at contract inception using the expected value method. It was determined that it is highly probable that a subsequent reversal of revenue would occur if the variable consideration was included in the transaction price, and as such, the variable portion of the transaction price will be measured and recognized when the uncertainty has been resolved (i.e. when the actual NAV has been calculated).

Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized when control of the related U3O8 or UF6 passes to the customer, which is the date when title of the U3O8 and UF6 passes.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Management has made significant estimates and judgements in the current period related to the following items that are in addition to those included in the financial statements for the year ended December 31, 2017:

MANAGEMENT’S DISCUSSION & ANALYSIS

Deferred Revenue – Toll Milling – Revenue Recognition

In February 2017, Denison closed the APG Arrangement and effectively monetized its right to receive specified future toll milling cash receipts from the MLJV related to the current toll milling agreement with the CLJV. In exchange, Denison received a net up-front payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date.

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production included in the APG Arrangement. In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically, in the first quarter of each year, in the absence of material publicly disclosed news relating to Cigar Lake uranium production), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments could, and most likely will, be material.

QUALIFIED PERSON

The disclosures regarding the PEA, PFS and environmental and sustainability activities for Wheeler River were reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Dale Verran, MSc, P. Geo., Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 27, 2018 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘target’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; capital expenditure programs and reclamation costs and Denison's share of same; expectations regarding Denison’s joint venture ownership and other contractual interests in its properties and projects and the continuity of its agreements with its partners and other counterparties; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and expectations of the impacts of changes in accounting policies. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2018 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

MANAGEMENT’S DISCUSSION & ANALYSIS

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.